Mail Stop 4628

                                                             August 30, 2018

Via E-Mail
David J. Rosenthal
Treasurer and Secretary
UQM Technologies, Inc.
4120 Specialty Place
Logmont, CO 80504

       Re:     UQM Technologies, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 20, 2018
               File No. 1-10869

Dear Mr. Rosenthal:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. You discuss on page 1 your joint venture with Sinotruk (BVI) Limited, and you disclose in your 2017 Definitive Proxy Statement that Sinotruk (BVI) Limited owns 9.7% of your common stock. We are aware of 2016 and 2017 reports that Sinotruk vehicles carried missiles in military parades in North Korea, and were being used in a North Korean mobile rocket artillery system. We note also that the transcript of a May 18, 2018 House
      Intelligence Committee Hearing on China's military expansion includes testimony indicating that Sinotruk exports to North Korea parts that country uses in the manufacture of trucks, including trucks built for missile transport, erection and launch. Finally, we are aware of a report that Sinotruk military trucks were spotted in Syria in 2016. North
      Korea and Syria are subject to U.S. economic sanctions and are designated by the State
      Department as state sponsors of terrorism. Please address for us the potential for
 David J. Rosenthal
UQM Technologies, Inc.
August 30, 2018
Page 2

       reputational harm to you as a result of Sinotruk's products reportedly being used in North
       Korea and Syria for military purposes.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                           Sincerely,

                                                           /s/ Cecilia Blye

                                                           Cecilia Blye, Chief
                                                           Office of Global
Security Risk

cc:    Amanda Ravitz
       Assistant Director